UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43107

SATELLOS BIOSCIENCE INC.
(Translation of registrant's name into English)

15 Allstate Parkway, Suite 600, Markham,
Ontario, Canada L3R 5B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and 2025 (Unaudited)
99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026, and 2025
99.3	Press Release dated August 13, 2026
99.4	Form 52-109F2 Certification of Interim Filings by CEO
99.5	Form 52-109F2 Certification of Interim Filings by CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOS BIOSCIENCE INC.
(Registrant)

Date: August 13, 2026	/s/ Elizabeth Williams, CPA, CA
Elizabeth Williams, CPA, CA
Chief Financial Officer